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                                                                    Exhibit 12.1

                                 SAFEWAY INC.
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                             (dollars in millions)

                                                  12 Weeks Ended
                                              ----------------------
                                               March 26,   March 27,
                                                 1994        1993       1993       1992       1991       1990
                                                 ----        ----       ----       ----       ----       ----
Income (loss) before income taxes,
   extraordinary loss and cumulative
   effect of accounting changes              $     73.5  $     (3.1) $   216.3  $   197.4  $   166.2  $   194.7

Add interest expense                               55.8        63.2      265.5      290.4      355.4      384.1

Add interest on rental expense (a)                 19.4        21.0       88.0       88.0       83.0       82.0

Equity in earnings of unconsolidated
   affiliates                                     (10.5)      (16.1)     (33.5)     (39.1)     (45.8)     (25.5)

Less gain on common stock offering by
   unconsolidated affiliate                         -           -           -          -       (27.4)        -

Add minority interest in subsidiary                 0.7         0.3        3.5        1.7        1.3        1.4
                                             ----------  ----------  ---------  ---------  ---------  ---------
   Earnings                                  $    138.9  $     65.3  $   539.8  $   538.4  $   532.7  $   636.7
                                             ==========  ==========  =========  =========  =========  =========
Interest expense                             $     55.8  $     63.2  $   265.5  $   290.4  $   355.4  $   384.1

Add capitalized interest                            0.7         0.8        4.2        8.0       10.6        3.3

Add interest on rental expense (a)                 19.4        21.0       88.0       88.0       83.0       82.0
                                             ----------  ----------  ---------  ---------  ---------  ---------
   Fixed charges                             $     75.9  $     85.0  $   357.7  $   386.4  $   449.0  $   469.4
                                             ==========  ==========  =========  =========  =========  =========
   Ratio of earnings to fixed charges              1.83       (b)         1.51 (c)   1.39       1.19 (d)   1.36
                                             ==========  ==========  =========  =========  =========  =========

(a) Based on a 10% discount factor on the estimated present value of future operating lease payments.

(b) Safeway's earnings were insufficient to cover fixed charges for the first quarter of 1993 primarily due to a $50 million charge to operating and administrative expense for estimated severance payments to be made to retail employees in the Alberta, Canada division as part of a voluntary employee buyout. The additional amount of earnings needed to cover fixed charges in the first quarter of 1993 was $19.7 million.

(c) Safeway's ratio of earnings to fixed charges for 1993 was adversely affected by a $54.9 million charge to operating and administrative expense for severance payments to be made to retail employees in the Alberta, Canada division as part of a voluntary employee buyout. Excluding this charge, the ratio of earnings to fixed charges for 1993 would have been 1.66.

(d) Safeway's ratio of earnings to fixed charges for 1991 was adversely affected by a $115 million charge to operating profit in connection with the bankruptcy of AppleTree Markets, Inc. ("AppleTree"). The $115 million charge was an estimate of the eventual net lease and related cash payments which Safeway expected to make over a period of up to 16 years in connection with any liability Safeway may have on the leases assigned to AppleTree as part of the sale of the Company's former Houston division. Excluding this charge, the ratio of earnings to fixed charges for 1991 would have been 1.44.
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